

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2014

<u>Via E-mail</u>
Peter A. Clemens
Senior Vice President and Chief Financial Officer
Acura Pharmaceuticals, Inc.
616 N. North Court
Suite 120
Palatine, Illinois 60067

> **Re: Acura Pharmaceuticals, Inc.**
> **Annual Report on Form 10-K**
> **Filed March 3, 2014**
> **File No. 001-10113**

Dear Mr. Clemens:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: John P. Reilly
LeClairRyan
One Riverfront Plaza
1037 Raymond Boulevard, Seventh Floor
Newark, NJ 07102